

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

September 27, 2007

Mr. Melvin J. Melle
Chief Financial Officer
The Hallwood Group Incorporated
3710 Rawlins
Suite 1500
Dallas, Texas 75219

> **RE:** **The Hallwood Group Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed May 14, 2007**
> **File No. 1-8303**

Dear Mr. Melle:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Hallwood Group Incorporated Consolidated Financial Statements

Notes to Consolidated Financial Statements, page 49

Note 7 – Loans Payable, page 64

1. In future filings, please disclose the amount of the restricted net assets of your Brookwood subsidiary as of the end of the most recent fiscal year as required by

Rule 4-08(e)(3)(b) of Regulation S-X. Alternatively, tell us why the disclosure required by the referenced rule is not required.

Note 6. Investment in Hallwood Energy, L.P. and Predecessor Affiliates, page 57

2.   To the extent applicable please disclose in future filings your share of Hallwood Energy's capitalized costs, costs incurred, results of operations, proved oil and gas reserve quantities, and standardized measure of discounted future net cash flows. Refer to paragraph 105 of SFAS 69.

Exhibits

3.   Please file the consent of Deloitte & Touche LLP to incorporate by reference its report on the financial statements of Hallwood Energy, L.P. in the post effective amendment to your registration statement on Form S-8. Refer to Item 601(b)(23) of Regulation S-K.

Exhibits 31.1 and 31.2

4.   The certifications required by Rule 13a-14(a) or Rule 15d-14(a) should conform exactly to the certification set forth in Item 601(b)(31) of Regulation S-K. In that regard, please revise paragraph 4(d) in future filings to include the reference to the most recent fiscal quarter as opposed to the fourth fiscal quarter and insert the parenthetical language presently omitted. The parenthetical language should also be included in future filings on Form 10-Q.

Financial Statements of Hallwood Energy, L.P. and Subsidiaries

Report of Independent Registered Public Accounting Firm

5.   Please indicate the city and State where the report was issued. Refer to Rule 2-02(a) of Regulation S-X.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please submit your response letter on EDGAR.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief